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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021712

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

RECEIVED MAR 22 2011

SEC FILE NUMBER
8-52232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FORTIS SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne (201) 850-6676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AFFIRMATION

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Fortis Securities LLC as of December 31, 2010, are true and correct. I further affirm that neither Fortis Securities LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Clyne
Signature

Chief Financial Officer
Title

Subscribed and sworn to me on this 22ND day of March, 2011

Maria Joan Golob
Notary Public

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Table of Contents

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
Fortis Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Fortis Securities LLC (an indirectly wholly owned subsidiary of BNP Paribas) (the "Company") as of December 31, 2010, and the related statements of income, changes in member's capital, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fortis Securities LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 22, 2011

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2010
(in thousands)

Assets		
Cash and cash equivalents	$	292,959
Securities purchased under agreements to resell		61,945
Deposits with clearing organizations		28,815
Other assets		579
Total assets	$	384,298
Liabilities and Member's Capital		
Liabilities		
Accrued expenses and other liabilities	$	1,576
Total liabilities		1,576
Member's Capital		
Member's Capital		375,150
Retained earnings		7,572
Total member's capital		382,722
Total liabilities and member's capital	$	384,298

The accompanying notes are an integral part of these financial statements.

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Income
For the year ended December 31, 2010
(in thousands)

Discontinued operations		
Gain from discontinued operations	$	5,509
Income tax expense		2,267
Gain on discontinued operations		3,242
Net Income	$	3,242

The accompanying notes are an integral part of these financial statements.

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Changes in Member's Capital
For the year ended December 31, 2010
(in thousands)

	Paid-in Capital	Retained Earnings	Total Member's Capital
Balance, December 31, 2009	$ 375,150	$ 4,330	$ 379,480
Net income	-	3,242	3,242
Balance, December 31, 2010	$ 375,150	$ 7,572	$ 382,722

The accompanying notes are an integral part of these financial statements.

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2010
(in thousands)

Subordinated borrowings, December 31, 2009	$ 225,000
Increase in subordinated borrowings	-
Decrease in subordinated borrowings	(225,000)
Subordinated borrowings, December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
For the year ended December 31, 2010
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,242
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax expense		371
(Increases) decreases in operating assets:		
Securities purchased under agreements to resell		5,936,065
Securities borrowed		8,437
Receivable from brokers, dealers, and clearing organizations		162,712
Receivable from customers		12,133
Interest and dividends receivable		1,622
Other assets		4,314
Increases (decreases) in operating liabilities:		
Securities sold under agreements to repurchase		(5,357,494)
Payable to brokers, dealers, and clearing organizations		(78,320)
Payable to customers		(42,264)
Interest and dividends payable		(7,785)
Accrued expenses and other liabilities		(5,195)
Net cash provided by operating activities		637,838
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on short-term borrowings, net		(174,200)
Repayment of subordinated borrowings		(225,000)
Net cash used in financing activities		(399,200)
NET INCREASE IN CASH AND CASH EQUIVALENTS		238,638
CASH AND CASH EQUIVALENTS - December 31, 2009		54,321
CASH AND CASH EQUIVALENTS - December 31, 2010	$	292,959
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid in cash during the year	$	26,912
Taxes paid in cash during the year to an affiliate	$	2,911

The accompanying notes are an integral part of these financial statements.

(in thousands)

(1) Organization and Nature of Business

Fortis Securities LLC (the "Company" or "FSLLC"), is a wholly owned subsidiary of FSI Holdings Inc. (the "Parent"), the ultimate parent of which is BNP PARIBAS ("BNPP"). Prior to April 30, 2010, the Company was an indirectly wholly owned subsidiary of Fortis Bank S.A./N.V. ("Fortis Bank"). On May 12th, 2009 BNPP acquired 75% of Fortis Bank. The remaining 25% was owned by the Federal Public Service for Participations and Investments ("FPSPI"), a company wholly owned by the state of Belgium. On April 30, 2010, the remaining 25% share was purchased by BNPP from FPSPI.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company provided clearing and brokerage services to various clients and provided investment banking and other corporate finance activities.

On October 29, 2010, the Company sold its Prime Dealer Services ("PDS") for one dollar to the Industrial and Commercial Bank of China ("ICBC"). The sale included the transfer of all the employees, software and customer data associated with the clearing and brokerage services activities of FSLLC. As agreed in the transfer documents executed between the Company and ICBC, FSLLC was held harmless and secure from all financings and transactions transacted through any customer of the prime dealer services division of FSLLC that remained unsettled on and after the close of business on October 29, 2010 (the "Unsettled PDS Customer Transactions").

The Company had ceased all ongoing operations following the sale of the PDS business and accordingly reported the gain from discontinued operations in the Statement of Income. The Company has disclosed further information in Note 2 on its discontinued operations. FSLLC filed a Form Broker Dealer Withdrawal ("BDW") application with the SEC on February 10, 2011. The withdrawal becomes effective April 13, 2011.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the realization of the Company's deferred tax asset and other accrued expenses.

(b) Cash and Cash Equivalents

The Company has all cash on deposit with a major money center bank, which includes federal funds sold on an overnight basis.

(c) Securities Segregated Under Federal and Other Regulations

Securities segregated for benefit of customers include securities segregated in compliance with Federal and other regulations. Generally these securities are sourced from Securities purchased under agreements to resell in the Statement of Financial Condition.

(d) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's deferred tax asset is presented in the Statement of Financial Condition under Other assets.

The Company does not file tax returns on a stand-alone basis. The Company is disregarded as a separate entity and its income, expense, assets and liabilities are included in that of its Parent. For Federal tax purposes, the Company files with its Parent on a consolidated basis with the Fortis Capital Corporation ("FCC") group.

Pursuant to a tax sharing arrangement, the Company establishes an intercompany payable / receivable for any current tax expenses / benefits. Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes are recorded in Other assets in the Statement of Financial Condition and changes in deferred tax balances are recorded in Income tax expense which is included in the Statement of Income. A valuation allowance is recorded where it is more likely than not that the deferred tax asset will not be realized in the future.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties related to unrecognized tax benefits with Other expenses as reported in Note 2 as a component of Gain from Discontinued Operations.

(e) Collateralized Transactions

(i) **Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase**

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their

contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as Interest revenues and Interest expense, respectively in Note 2 as a component from the Gain from Discontinued Operations. At December 31, 2010, the Company had no open repurchase agreements.

***(ii)* Securities Borrowed and Loaned Transactions**

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions. These transactions are recorded at their contracted amount (the amount of cash or other collateral advanced or received) and involve the receipt or delivery of equity and debt securities.

Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender in excess of the market value of the securities borrowed. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned. The cash or other collateral is monitored daily and additional cash or collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Rebates earned or paid on securities borrowing or lending transactions are shown as Interest revenue or Interest expense in Note 2 as a component of Gain from Discontinued Operations. At December 31, 2010, there were no open securities borrowed or securities loaned transactions.

f)* *Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value consist of securities purchased under agreements to resell and deposits with clearing organizations. Similarly, the Company's short-term liabilities are recorded at contracted amounts approximating fair value.

(g)* *Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. At December 31, 2010, there were no open customer securities transactions.

(in thousands)

(h) Fees and Commissions

Fees and Commission revenues and related clearing expenses are recorded on a trade-date basis. Fees and Commission revenues are recognized when the performance of the obligation is complete.

(i) Foreign Currencies

The Company has certain cash on deposit with banks denominated in foreign currencies. These assets are translated at closing exchange rates at December 31, 2010, while the revenues and expenses are translated at average exchange rates with any resulting gain or loss reflected in Note 2 as a component of Gain from Discontinued Operations classified as either Other revenue or Other expense.

(j) Clearing Organizations

The Company is required to own shares of a clearing organization pursuant to an agreement among the clearing organization and the Company. The shares owned are recorded at cost, less any impairment for permanent impairments and are included in Other Assets in the Statement of Financial Condition as of December 31, 2010.

(k) New Accounting Pronouncements

In June 2009, FASB issued ASC 860, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140*. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continued involvement, if any, in the transferred financial assets. Additionally, the concept of qualifying special purpose entity is no longer relevant upon adoption. This Statement must be applied as of the beginning of the Company's first annual reporting period that begins after November 15, 2009. For the Company, the effective date of this Statement was January 1, 2010. The adoption of ASC 860 did not have a material impact on the Company's financial statements.

(l) Gain from Discontinued Operations

The Company ceased all ongoing operations on October 29, 2010, and reported all income and expense for the year ended December 31, 2010, as a Gain from Discontinued Operations.

(in thousands)

Revenues:		
Interest	$	24,427
Fees and commissions		14,228
Other revenue		1,434
Total revenues	$	40,089
Expenses:		
Interest	$	19,127
Employee compensation and benefits		4,247
Professional fees		4,023
Floor brokerage, clearance and commissions		3,384
Allocated costs		2,438
Other expenses		1,361
Total expenses	$	34,580
Gain from discontinued operations		5,509

The Company has elected not to separately disclose in the Statement of Cash Flows amounts pertaining to these discontinued operations.

(3) Related Party Transactions

The Company has various service agreements with the Parent and various other affiliates of the Parent and BNPP. The Company shares many of the same resources to benefit from the infrastructural cost savings in the conduct of its business.

The Parent and other entities under common ownership of BNPP provide various administrative services, as defined in the respective service level agreement (the "agreement"), such as legal, compliance, information services and human resources among others, to the Company, for which the Company is charged in accordance with the agreement. The charges for services provided under the agreement are included in Other expenses in Note 2 as a component of Gain from discontinued operations.

At December 31, 2010, included in Other assets and Other liabilities are receivables from and payables to affiliates of $275 and $46, respectively. Interest revenue and interest expense, reported in Note 2 as a component of Gain from Discontinued Operations, include $0 and $2,438 of interest income earned from affiliates and interest expense incurred from affiliates, respectively.

(4) Subordinated Borrowings

On January 21, 2010, the Company repaid, with FINRA's approval, its outstanding subordinated borrowing of $225,000 that had been drawn under its revolving subordinated loan agreement with Fortis Bank S.A./N.V. At December 31, 2010, there are no outstanding subordinated borrowings. The Company recorded no interest expense on subordinated loans during the year.

(in thousands)

(5) Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America are covered under a defined contribution 401(k) plan in which the Company participates. Employer matching contributions into the 401(k) plan were $137 for the year ended December 31, 2010.

(6) Income Taxes

The income tax expense for the year ended December 31, 2010 consists of:

	Current	Deferred	Total
Federal	$ 1,093	$ 333	$ 1,426
State & local	803	38	841
Total income tax provision	$ 1,896	$ 371	$ 2,267

The difference between the Company's federal statutory and effective tax rate is due to permanent differences such as state and local taxes.

The resulting tax payable or benefit receivable is settled with FCC or the Parent depending on the jurisdiction periodically. At December 31, 2010, the Company's net tax receivable from FCC of $254 was included in Other assets in the Statement of Financial Condition.

At December 31, 2010, the Company's net deferred tax asset of $21 is comprised of $7,629 of deferred tax assets and $0 of deferred tax liabilities and a valuation allowance of $7,608. The Company has recorded a valuation allowance against the net deferred tax asset of $7,608, as management believes that the benefit related to the deferred tax asset on the New York State and New York City net operating loss is not likely to be realized in the future.

The Company is currently under audit by the tax jurisdictions of New York State and New York City. As a result of the examinations, the entire amount of unrecognized tax benefits (including interest) could be impacted within the next 12 months.

As of December 31, 2010, the Company's open tax years subject to examination by the Internal Revenue Service are 2008, 2009 and 2010. For New York State, the open tax years are 2005, 2006, 2007, 2008, 2009 and 2010. For New York City, the open tax years are 2007, 2008, 2009 and 2010.

The Company has a New York State and New York City net operating loss of $102,495 and $103,203, respectively which can be utilized through 2027.

(7) Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from

(in thousands)

customer transactions, as defined. At December 31, 2010, the Company had net capital of $381,767 which was $381,517 in excess of required net capital of $250.

The Company is also subject to the SEC Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2010, the Company's SEC Rule 15c3-3 reserve computation indicated a reserve requirement of $0. At December 31, 2010, the Company had qualified securities in the amount of $19,353 segregated in its account reserved for the exclusive benefit of customers. These securities were sourced from Securities repurchased under agreements to resell in the Statement of Financial Condition.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At December 31, 2010, the Company's PAIB reserve computation indicated a reserve requirement of $0. At December 31, 2010, the Company had qualified securities in the amount of $12,436 segregated in its PAIB reserve account. On January 4, 2011, an additional withdrawal of $87 was made, which brought the total to $12,349. These securities were sourced from Securities repurchased under agreements to resell in the Statement of Financial Condition.

(8) Commitments and Contingencies

On April 14, 2008, a counterparty to a securities underwriting (the "counterparty") commenced an action against the Company in the Supreme Court of the State of New York, County of New York (the "Action"). The complaint in the Action asserts one count of breach of contract against the Company (the "Complaint") stemming from an engagement letter the parties entered into on or about February 21, 2007. On June 4, 2008, the Company answered the Complaint, denying the counterparty's allegation and setting forth affirmative defenses. On November 24, 2008, the counterparty amended its complaint ("Amended Complaint"). The Amended Complaint also names Fortis Bank as a defendant seeking to hold it liable for the Company's alleged breach of contract via alter ego or agency theories. It also asserts a tortuous interference with contract claim against Fortis Bank. The counterparty seeks damages of at least $175 million.

On January 15, 2009, Fortis Bank moved to dismiss all claims against it, and the Company moved to dismiss the claim of fraudulent inducement. On April 8, 2009, the Court denied the motion in its entirety.

On May 13, 2009, the Company and Fortis Bank answered the Amended Complaint. Additionally, Fortis Bank filed counterclaims against the counterparty for breach of contract, breach of fiduciary duty and fraudulent inducement. These claims stem from a warehouse agreement the parties entered into on or about March 5, 2007. The counterparty answered the counterclaims on June 12, 2009. Fortis Bank seeks damages of at least $400 million.

On May 3, 2010, after the completion of discovery, the Company and Fortis Bank filed a motion for summary judgment dismissing all of the counterparty's claims, and the counterparty filed a motion for summary judgment dismissing Fortis Bank's counterclaims. Additionally, the counterparty filed a motion for partial summary judgment on its breach of

(in thousands)

contract claim. On August 3, 2010, the Court denied all of the parties' motions for summary judgment from the bench, without written decision.

Trial has been set to begin on June 6, 2011, and pre-trial motions are due on May 16, 2011.

The Company is unable at this time to evaluate the likelihood of an unfavorable outcome or estimate the range of potential loss. The Company believes it has meritorious defenses and is vigorously contesting this Action.

The Company is involved in various legal proceedings that have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2010, the Company believes that no liability has been incurred and no accrual is necessary.

(9) Obligations Under Guarantees

The Company provides guarantees to securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

(10) Subsequent Events

The Company evaluates subsequent events through the date on which the financial statements are issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements except for the following. On February 10, 2011, the Company filed a BDW with the SEC. The withdrawal becomes effective 60 days from the date of filing which is April 13, 2011.

* * * * * * *

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital for Brokers and Dealers Pursuant To Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2010
(in thousands)

Net Capital		
Total member's capital		$ 382,722
Total capital		382,722
Deductions and/or charges		
Nonallowable assets		
Other assets	336	(336)
Other deductions and/or charges	582	(582)
Net capital before haircuts on securities positions		381,804
Haircuts on securities		
Equities	37	(37)
Net capital		381,767
Computation of minimum net capital requirement		
Minimum net capital required (the greater of the minimum dollar net capital requirement or 2% of aggregate debit items as shown in formula for reserve requirement pursuant to Rule 15c3-3).		250
Excess net capital		$ 381,517

There are no material differences between the computation of net capital as computed above and as reported by the Company in its amended unaudited Form X-17A-5 - Part II as of December 31, 2010, filed on March 21, 2011.

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2010
(in thousands)

Credit balances	
Free credit balances and other credit balances in customers' securities accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable	-
outstanding over 30 calendar days	-
Market value of short securities and credits (not to be offset by longs or by debits)	-
in all suspense accounts over 30 calendar days	-
Other	-
Total credits	$ -
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Aggregate debit items	-
Less 3% of aggregate debit items	-
Total debits	-
Excess of total credits over total debits	$ -
Amount held on deposit in reserve bank accounts, including value of qualified securities, at December 31, 2010	$ 19,353

There are no material differences between the computation of net capital as computed above and as reported by the Company in its amended unaudited Form X-17A-5 - Part II as of December 31, 2010, filed on March 21, 2011.

Fortis Securities LLC
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2010
(in thousands)

	Market value	Number of items
(1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None	N/A
(2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	N/A

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 22, 2011

Fortis Securities LLC
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of Fortis Securities LLC (an indirectly wholly owned subsidiary of BNP Paribas) (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated March 22, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3 e), including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers "(PAIB"); (2) making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives. Our belief is based on our understanding of discussions held between the Company's representatives and representatives of the Financial Industry Regulatory Authority, Inc ("FINRA") on February 24, 2011 and as communicated in their extension letter to FINRA dated February 24, 2011 with respect to the Company's treatment of its cash and cash equivalents balance as of December 31, 2010 for purposes of calculating its net capital pursuant to Rule 15c3-1(a). We have been informed that the cash clearing account at Bank of New York was considered as an allowable asset for capital computation purposes by FINRA despite the fact the Company had outsourced the movement of cash from this account to another party.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Yours truly,

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers and Member of
Fortis Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Fortis Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and proof of payment noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, is not intended to be, and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 22, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FORTIS SECURITIES LLC
ATTN: TOM CLYNE
520 MADISION AVENUE
NEW YORK, NY 10022
SEC # 8-52232

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 44,004
B.	Less payment made with SIPC-6 filed (exclude interest) 8/5/2010 Date Paid	(29,150)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	14,854
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 14,854
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 14,854	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FORTIS SECURITIES LLC
(Name of Corporation, Partnership or other organization)

Thomas Clyne
(Authorized Signature)

CFO
(Title)

Dated the 10 day of FEBRUARY, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,962,370
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	19,126,599
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	19,126,599
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,360,938
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 19,126,599	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	19,126,599
Total deductions	22,487,537
2d. SIPC Net Operating Revenues	$ 17,601,432
2e. General Assessment @ .0025	$ 44,004
	(to page 1, line 2.A.)